SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. _________)*

SVC FINANCIAL SERVICES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

78486P 10 3

(CUSIP Number)

Christopher Haigh, 855 Embedded Way, San Jose, California 95138;  (415) 387-6463

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No.  78486P 10 3

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    M. Yaqub Mirza

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

 USA

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Number of Shares                                         7. Sole Voting Power

                                                                               281,250

Beneficially Owned                                       8. Shared Voting Power

                                                                             2,402,393

By Each Reporting                                       9. Sole Dispositive Power

                                                                                281,250

Person With                                               10. Shared Dispositive Power

                                                                              2,402,393

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,683,643

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

9.18% (excluding options and warrants)

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 14. Type of Reporting Person (See Instructions)

IN

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by SVC Financial Services, Inc., a Colorado Corporation (the "Company"), whose principal executive offices are located at 855 Embedded Way, San Jose, California 95138.

ITEM 2. Identity and Background.

    This statement is filed by M. Yaqub Mirza, an individual ("Reporting Person"), whose principal address is 555 Grove Street, Suite 116, Herndon, Virginia 20170.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 2,683,643 shares of common stock, 1,420,000 warrants to purchase common stock and 250,000 options to purchase common stock through various purchase and investment transactions with the Company.

ITEM 4. Purpose of Transaction

The purpose of the transactions in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

WARRANTS

As of the date hereof, the Reporting Person beneficially owns 1,420,000 warrants to purchase shares of the Company's common stock.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 2,683,643 shares of the Company's common stock, comprising 9.18% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 29,218,216 shares of Common Stock of the Company issued and outstanding as of March 31, 2004. The Reporting Person has sole voting and dispositive powers with respect to 281,250 shares of Common Stock which he owns. The Reporting Person has not effected other transactions in the shares of the common stock.

OPTIONS

As of the date hereof, the Reporting Person beneficially owns 250,000 options to purchase shares of the Company's common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    NONE.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2004

/s/ M. Yaqub Mirza

M. Yaqub Mirza